UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3) *

PRIMEDIA Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

74157K846

(CUSIP Number)

MA Associates, L.P., FP Associates, L.P., Magazine Associates, L.P., Publishing Associates, L.P., Channel One Associates, L.P., KKR Partners II, L.P., KKR Associates, L.P., KKR 1996 Fund L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC, Henry R. Kravis and George R. Roberts

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

Attn: David J. Sorkin, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: MA ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: PN

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: FP ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: PN

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: MAGAZINE ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: PN

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: PUBLISHING ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: PN

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: CHANNEL ONE ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: PN

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: KKR PARTNERS II, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: PN

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: KKR ASSOCIATES, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: PN

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: KKR 1996 FUND L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: PN

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: KKR ASSOCIATES 1996 L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: PN

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: KKR 1996 GP LLC

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: OO

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: HENRY R. KRAVIS

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: IN

CUSIP No. 74157K846	13D

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

CUSIP No. 74157K846		13D

1.	Names of Reporting Persons: GEORGE R. ROBERTS

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person: IN

*Based on 44,567,928 shares of Issuer Common Stock outstanding on June 20, 2011.

Explanatory Note

This statement constitutes Amendment No. 3 to the Schedule 13D (as amended, the “Schedule 13D”) filed jointly by the Reporting Persons (as defined in Item 2 hereof) on March 19, 1998 with respect to the common stock of PRIMEDIA Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3385 Engineering Drive, Norcross, Georgia 30092. Except as specifically set forth herein, the Schedule 13D remains unmodified.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.                                                           Interest in Securities of the Issuer.

Item 5 (a), (b), (c) and (e) of the Schedule 13D are amended and restated as follows:

(a) and (b)  As of July 13, 2011, each of the Reporting Persons and each other person described in Item 2 hereof beneficially owns zero shares of Issuer Common Stock, representing 0.0% of the outstanding shares of Issuer Common Stock.

(c)  Other than the disposition of shares of Issuer Common Stock in connection with the Merger Agreement as described in Item 6 hereof, to the best knowledge of each of the Reporting Persons and each other person described in Item 2 hereof, there have been no transactions by any of the Reporting Persons and any other person described in Item 2 hereof in connection with shares of Issuer Common Stock since May 20, 2011, the date of filing of the last Schedule 13D amendment.

(e)  As of July 13, 2011, each of the Reporting Persons and each other person described in Item 2 hereof ceased to beneficially own any shares of Issuer Common Stock.

Item 6.                        Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented by the following:

On July 13, 2011, the transaction contemplated by the Merger Agreement, dated May 15, 2011, by and among the Issuer, Parent and Merger Sub became effective. As a result, the Reporting Persons are no longer beneficial owners of any shares of Issuer Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 14, 2011

MA ASSOCIATES, L.P.
By:	KKR ASSOCIATES, L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized Person

FP ASSOCIATES, L.P.
By:	KKR ASSOCIATES, L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized Person

MAGAZINE ASSOCIATES, L.P.
By:	KKR ASSOCIATES, L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized Person

PUBLISHING ASSOCIATES, L.P.
By:	KKR ASSOCIATES, L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized Person

CHANNEL ONE ASSOCIATES, L.P.
By:	KKR ASSOCIATES, L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized Person

KKR PARTNERS II, L.P.
By:	KKR ASSOCIATES L.P.
Its General Partner

By:	/s/ Richard J. Kreider
Authorized person

KKR ASSOCIATES, L.P.

By:	/s/ Richard J. Kreider
Authorized person

KKR 1996 FUND L.P.
By:	KKR ASSOCIATES 1996 L.P.
Its General Partner

By: KKR 1996 GP LLC
Its General Partner

By:	/s/ Richard J. Kreider
Authorized person

KKR ASSOCIATES 1996 L.P.
By:	KKR 1996 GP LLC
Its General Partner

By:	/s/ Richard J. Kreider
Authorized person

KKR 1996 GP LLC

By:	/s/ Richard J. Kreider
Authorized person

HENRY R. KRAVIS

By:	/s/ Richard J. Kreider
Attorney-in-Fact for Henry R.
Kravis

GEORGE R. ROBERTS

By:	/s/ Richard J. Kreider
Attorney-in-Fact for George R.
Roberts